FORM 6-K SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of	November	2005
Commission File Number	000-29898
Research In Motion Limited (Translation of registrant’s name into English)
295 Phillip Street, Waterloo, Ontario, Canada N2L 3W8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F ___________	Form 40-F_____X_______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):________________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):________________

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes__________________	No________X__________

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-_______________

DOCUMENT INDEX

    .

Document 1.	News Release dated November 16, 2005 (“RIM Does Not Recommend or endorse Mini-Tender Offer")	Page No 1

Document 1

November 16, 2005

FOR IMMEDIATE RELEASE

RIM Does Not Recommend or Endorse Mini-Tender Offer

Waterloo, Canada — Research In Motion Limited (RIM) (Nasdaq: RIMM; TSX: RIM) announced today that it has received a copy of an unsolicited “mini-tender” offer made by TRC Capital Corporation (TRC Capital), pursuant to which TRC Capital has offered to purchase up to 1,000,000, or approximately 0.5%, of the outstanding common shares of RIM. The offer price of Cdn$69.00 per common share represents a 2.89% discount to the Cdn$71.05 closing price for RIM’s common shares on the Toronto Stock Exchange on November 1, 2005, the day before the offer was made.

RIM wishes to inform its shareholders that it does not recommend or endorse this unsolicited offer, and that RIM is not associated with TRC Capital, the offer or the offer documentation. TRC Capital’s unsolicited offer is not related to RIM’s previously announced plan to repurchase, from time to time, up to 9,500,000 of its common shares on the Nasdaq National Market.

Securities regulators in the United States and Canada have recommended that shareholders exercise caution in connection with “mini-tender” offers and that they consult their investment advisors regarding these types of offers. The United States Securities and Exchange Commission has published investor tips regarding mini-tender offers on its website at http://www.sec.gov/investor/pubs/minitend.htm. Comments from the Canadian Securities Administrators on mini-tenders can be found under Staff Notice 61-301 at http://www.osc.gov.on.ca/Regulation/Rulemaking/Current/Part6/csa_19991210_61-301.jsp.

About Research In Motion (RIM)

Research In Motion is a leading designer, manufacturer and marketer of innovative wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, RIM provides platforms and solutions for seamless access to time-sensitive information including email, phone, SMS messaging, Internet and intranet-based applications. RIM technology also enables a broad array of third party developers and manufacturers to enhance their products and services with wireless connectivity to data. RIM’s portfolio of award-winning products, services and embedded technologies are used by thousands of organizations around the world and include the BlackBerry® wireless platform, the RIM Wireless Handheld™ product line, software development tools, radio-modems and software/hardware licensing agreements. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe and Asia Pacific. RIM is listed on the Nasdaq Stock Market (Nasdaq: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.blackberry.com.

RIM Investor Contact:
RIM Investor Relations
+1 (519) 888-7465
investor_relations@rim.com

The BlackBerry and RIM families of related marks, images and symbols are the exclusive properties and trademarks of Research In Motion Limited. RIM, Research In Motion and BlackBerry are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries. All other brands, product names, company names, trademarks and service marks are the properties of their respective owners.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Research In Motion Limited (Registrant)
Date:	November 16, 2005	By:	/s/ Rob Duncan (Signature)
Rob Duncan
Vice President, Corporate Controller